

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Mr. H. Eric Bolton, Jr.
Chairman of the Board of Directors, President and Chief Executive Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee, 38138

> **Re: Mid-America Apartment Communities, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Response letter filed December 3, 2010**
> **File No. 001-12762**

Dear Mr. Bolton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 16

1.   We note your response to comment 2 from our letter dated November 8, 2010. It remains unclear to us why you believe that including vacant units, which incorporate estimated prevalent current market prices, is the more accurate operating measure to isolate the pricing component of revenue. Please confirm that you will revise the calculations in future filings to omit vacant units from both the numerator and the denominator in your calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director